IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04006277

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	0000802106
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for January 28,2004	333-97955
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 28, 2004.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________

Name: Jeffrey Altabef

Title: Vice President

Exhibit Index

NY1 5499471v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE ABS TERM SHEETS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

ABS TERM SHEETS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

Credit Suisse First Boston Mortgage Securities Corp.,
Commercial Mortgage Pass-Through Certificates, Series 2004-C1

Mortgaged Real Properties by Property Type

Property Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Retail	65	$ 565,895,028	32.5%	5.077%	1.97x	63.0%
Multifamily	165	598,885,997	34.3%	5.788%	3.06	59.3%
Office	29	197,068,532	11.3%	5.707%	1.52	69.4%
Hotel	11	99,848,632	5.7%	6.795%	1.72	67.5%
Self Storage	14	38,011,958	2.2%	6.087%	1.43	68.2%
Mixed Use	12	211,030,894	12.1%	5.838%	1.59	67.7%
Industrial	7	33,101,259	1.9%	6.029%	1.40	72.1%
Total/Weighted Average:	**303**	**$ 1,743,842,300**	**100.0%**	**5.623%**	**2.21x**	**63.6%**

(1) Based on a Cut-off Date in February 2004.

Mortgaged Real Properties by Property Sub-Type

Property Type	Property Sub-Type	Number of Mortgaged Real Properties	Cut-off Date Principal Balance (1)	Percentage of Initial Mortgage Pool Balance	Weighted Average Mortgage Interest Rate	Weighted Average U/W DSCR	Weighted Average Cut-off Date LTV Ratio (1)
Retail							
	Anchored (2)	48	$ 521,474,852	29.9%	4.991%	2.00x	62.6%
	Unanchored	17	44,420,176	2.5%	6.081%	1.55	67.9%
Total/Weighted Average:		**65**	**$ 565,895,028**	**32.5%**	**5.077%**	**1.97x**	**63.0%**
Multifamily							
	Conventional	85	$ 393,994,617	22.6%	5.801%	1.45x	74.9%
	Cooperative	61	155,285,398	8.9%	5.745%	7.67	15.2%
	Manufactured Housing	19	49,605,981	2.8%	5.820%	1.48	73.8%
Total/Weighted Average:		**165**	**$ 598,885,997**	**34.3%**	**5.788%**	**3.06x**	**59.3%**
Hotel							
	Full Service	6	$ 74,852,545	4.3%	6.820%	1.68x	68.5%
	Limited Service	5	24,996,087	1.4%	6.723%	1.83	64.7%
Total/Weighted Average:		**11**	**$ 99,848,632**	**5.7%**	**6.795%**	**1.72x**	**67.5%**

(1) Based on a Cut-off Date in February 2004.
(2) Includes Shadow Anchored Properties.